UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended June 30, 2005

UNITIL CORPORATION

(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business
Indentation indicates subsidiary relationship

Unitil Corporation

Unitil Resources, Inc.	Energy	5/26/93	NH	100%	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by Unitil Resources, Inc.:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources, Inc. is Unitil Corporation’s wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the Public Utility Holding Company Act of 1935 (1935 Act), to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C., collectively “Usource”, to operate its brokering and related energy products and services businesses. Usource, Inc. is a wholly-owned subsidiary of Unitil Resources, Inc. and is the sole member of Usource L.L.C.

Usource acts as a broker, not an energy supplier. Usource also provides data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource L.L.C. are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. The financial information for Usource, Inc. and Usource L.L.C. is included in the consolidated financial statements of Unitil Resources, Inc. that follow.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions
Unitil Corporation	Unitil Resources, Inc.	Capital contribution	None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed
Unitil Service Corp.	Unitil Resources, Inc.	Admin. and General	$193,940	$162,090	$0	$356,030

Staff involved in providing services to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Services are provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the second quarter of 2005 included finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Dollars in Thousands)

Investments in Energy-related Companies:
(1) Total consolidated capitalization as of June 30, 2005	$206,227
(2) Total capitalization multiplied by 15%	30,934

(3) Greater of $50 million or line 2		$50,000
Total current aggregate investment:
Energy-related business:
(4) Unitil Resources, Inc.	15

(5) Total current aggregate investment		15

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		$49,985

Investments in Gas-related Companies		$0

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements – Filed Pursuant to Confidential Treatment Request.

B.	Exhibits - None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By:	/s/ MARK H. COLLIN
Mark H. Collin
Chief Financial Officer

Dated: August 9, 2005